SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   0-14616

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ  08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit-Sharing Plan
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Trustees
J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the J & J Snack Foods Corp. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
June 29, 2010

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,

	2009	2008
ASSETS

Investments
Participant directed at fair value	$53,002,071	$39,867,912
Participant loans at fair value	2,929,364	2,999,548

Total investments	55,931,435	42,867,460

Receivables
Employer contributions	16,600	35,204
Participant contributions	33,118	72,652

Total receivables	49,718	107,856

LIABILITIES	-	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$55,981,153	$42,975,316

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2009

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$9,646,744
Interest and dividend income	1,068,641

Total gain on investments	10,715,385

Contributions
Employer	1,395,023
Participants	3,313,558

Total contributions	4,708,581

Total additions	15,423,966

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(2,365,454)
Administrative expenses	(52,675)

Total deductions	(2,418,129)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	13,005,837

Net assets available for plan benefits
Beginning of year	42,975,316

End of year	$55,981,153

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Service (“IRS”) regulations. For 2009, a participant’s tax-deferred contribution was limited to $16,500.  Participants who have attained the age of 50 before the end of the Plan year were eligible to make an additional $5,500 catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

•
A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2009, 60% of employee’s salary reduction up to 5% of salary).  This percentage will be determined each year by the Company.

•
On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation.  This percentage will be determined each year by the Company. There was no such contribution in 2009.

•	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2009.

3. Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated participants’ nonvested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE A - DESCRIPTION OF THE PLAN – Continued

4. Vesting

Participants are 100% vested in their salary reduction contributions.  Vesting in the Company’s match contribution is based on years of service.  Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5. Payment of Benefits

On termination of service, retirement, death or disability, benefits are payable in a lump sum form at the election of the participant.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

6. Loans to Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document.  All loans to participants are considered investments of the trust fund and bear interest at the Prime Rate (as determined as of the date the loan is processed) plus one percent. In 2009, the interest rates ranged from 4.25% to 9.50%.  Participants may borrow up to 50% of their vested balance up to $50,000.  All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant.

7. Forfeited Accounts

Forfeitures are allocated to participants' accounts in proportion to each participant's percentage of the total discretionary matching contribution for the year. Unallocated forfeitures as of December 31, 2009 and 2008 were $58,123 and $34,040, respectively. Forfeitures allocated during 2009 totaled $34,040.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Basis of Accounting

The financial statements of the plan are prepared on the accrual basis of accounting.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments. See note 5 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4. New Accounting Pronouncements

In 2009, the Financial Accounting Standards Board (“FASB”) issued guidance, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.” This Codification became the source of authoritative U.S. generally accepted accounting principles recognized by the FASB and establishes only two levels of GAAP, authoritative and nonauthoritative accounting literature. The adoption of the ASC had no impact on the Plan’s financial statements.

For the year ended December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Plan’s financial statements. We have evaluated events and transactions occurring subsequent to the Statements of Net Assets Available for Benefits dated December 31, 2009 for items that could potentially be recognized or disclosed in these financial statements.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

In 2009, the FASB issued new guidance for the fair value measurement of investments in certain entities that calculate net asset value (“NAV”) per share. The new guidance permits as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the NAV per share of the investment if the NAV is calculated in a manner consistent with the measurement principles for Investment Companies. This guidance requires disclosure by major category of investment about the attributes of investments, such as the nature of the restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this guidance did not have material effect on the Plan’s financial statements.

In 2009, the FASB issued guidance, which expanded fair value disclosures, requiring that major categories for debt and equity securities included in the fair value table be determined on the basis of the nature and risks of the investments.  This new standard was effective for periods ending after June 15, 2009.  The Plan adopted this standard effective December 31, 2009 and has included the required disclosures in Note 5, “Fair Value Measurements”.

In August 2009, the FASB issued guidance which provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. This guidance also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The Plan will adopt this new guidance in the year ending December 31, 2010. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

In January 2010, the FASB issued guidance to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan will adopt this new guidance in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements

5.  Fair Value Measurements

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The Plan adopted accounting guidance as of January 1, 2008, which requires enhanced disclosures about investments that are measured and reported at fair value.  The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable pricing inputs (Level III).  An investment’s level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement in its entirety.   The three levels of the fair value hierarchy are described below:

•	Level I – Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities;
•
Level II – Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active.  Investments which are included in this category are securities where all significant inputs are observable, either directly or indirectly;

•
Level III – Prices or valuations that are unobservable and where there is little, if any, market activity for these investments.  The inputs into the determination of fair value inputs for these investments require significant management judgment or estimation. The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including the type of investment, whether the investment is new, whether the investment is traded on an active exchange or in the secondary market, and the current market conditions.  To the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Shares of Registered Investment Companies: These investments are public investment securities valued using the NAV provided by Hartford. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level I investments.

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level I investment.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Common/Collective Trust Fund: This investment is a public investment security valued using the NAV provided by Hartford. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market or have observable inputs. The common/collective trust fund with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The common/collective trust fund is classified as a Level 2 investment.

Loans to Participants: Loans to plan participants are valued at cost plus accrued interest, which approximates fair value. Loans to participants are classified as Level 3 investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about the Plan’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value:

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2009	Level I	Level II	Level III
Common stock fund	$8,483,219	$8,483,219	$-	$-
Fixed Income	$2,889,749	$2,889,749
Balanced	$9,770,821	$9,770,821
Growth	$13,640,455	$13,640,455
Aggressive Growth	$12,743,913	$12,743,913
Income	$374,909	$374,909
Other	$2,354,145	$2,354,145
Total Mutual Funds	$41,773,992	$41,773,992	$-	$-
Common/Collective trust funds	$2,744,860	$-	$2,744,860	$-
Participant loans	$2,929,364	$-	$-	$2,929,364
Total investments measured at fair value	$55,931,435	$50,257,211	$2,744,860	$2,929,364

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2008	Level I	Level II	Level III
Common stock fund	$6,846,801	$6,846,801	$-	$-
Mutual Funds	$30,568,903	$30,568,903	$-	$-
Common/Collective trust funds	$2,452,208	$-	$2,452,208	$-
Participant loans	$2,999,548	$-	$-	$2,999,548
Total investments measured at fair value	$42,867,460	$37,415,704	$2,452,208	$2,999,548

The table below sets forth a summary of changes in the fair value of the Plan’s Level III investment assets for the year ended December 31, 2009:

		Fair Value Measurements Using Significant
		Unobservable Inputs (Level III):
		Purchases,
	Beginning Fair Value	Issuances, Settlements, Net	Ending Fair Value
Participant Loans	$2,999,548	$(70,184)	$2,929,364

6. Payment of Benefits

Benefits are recorded when paid.

7. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C - INVESTMENTS

The following table presents the fair value of investments as of December 31, 2009 and 2008 and items representing 5% or more of the Plan’s net assets are separately identified.

Investments	2009	2008
J&J SNACK FOODS CORP. COMMON STOCK FUND	$8,483,219	$6,846,801
T. ROWE PRICE GROWTH STOCK-ADV	$3,173,436	$2,286,417
MFS MODERATE ALLOCATION A FUND	$5,485,446	$4,152,899
MFS GROWTH ALLOCATION A FUND	$5,044,622	$3,584,068
MFS AGGRESSIVE GROWTH ALLOCATION A FUND	$12,743,913	$9,093,269
MFS GOVERNMENT SECURITIES A	$2,889,749	$2,307,432
MFS CONSERVATIVE ALLOCATION A	$3,363,146	$2,616,068
DAVIS NY VENTURE A FUND	$2,904,444	$2,199,468
FIXED FUND INSTITUTIONAL	$2,744,860	$2,452,208
PARTICIPANT LOANS	$2,929,364	$2,999,548
OTHER	$6,169,236	$4,329,282
TOTAL	$55,931,435	$42,867,460

During 2009, the Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $9,646,744 as follows:

Mutual funds	$8,707,714
Common stock	$939,030

$9,646,744

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, investments include 207,054 and 186,567 shares of the Corporation's unitized stock fund valued at $8,483,219 and $6,846,801, respectively.

Certain Plan investments are shares of mutual funds managed by the trustee.  Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE E – TAX STATUS

The Plan is a Non-standardized 401(K) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by Hartford Retirement Services, LLC and adopted by the Company. The Prototype Plan obtained its latest opinion letter on March 31, 2008, in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

NOTE F - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company on April 1, 2008. Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan’s funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$55,981,153	$42,975,316

Contributions receivable	(49,718)	-

Net assets available for benefits per Form 5500	$55,931,435	$42,975,316

(1)
Amount represents the difference between amounts accrued for contribution receivable per Form 5500 and the financial statements. The financial statements accrued contributions receivable as of December 31, 2009 and 2008. Form 5500 did not accrue a contribution receivable as of December 31, 2009.

The following is a reconciliation of contributions made to the Plan per the financial statements to Form 5500:

2009

Contributions made to the Plan per the financial statements	$4,708,581

Less contribution receivable at December 31, 2009	$(49,718)

Contributions made to the Plan per Form 5500	$4,658,866

SUPPLEMENTAL INFORMATION

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year), as of December 31, 2009

Name of Plan:	J&J SNACK FOODS CORP 401(k) PROFIT SHARING PLAN
Three Digit Plan Number:	001
Employer Identification#	22-1935537
Plan Sponsor's Name:	J&J SNACK FOODS CORP

			Current
Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)
*MFS GOVERNMENT SECURITIES A	Registered Investment Company Mutual Fund		2,889,749
*MFS CONSERVATIVE ALLOCATION A	Registered Investment Company Mutual Fund		3,363,146
*MFS MODERATE ALLOCATION A	Registered Investment Company Mutual Fund		5,485,446
*MFS GROWTH ALLOCATION A	Registered Investment Company Mutual Fund		5,044,622
*MFS AGGRESSIVE GROWTH ALLOCATION A	Registered Investment Company Mutual Fund		12,743,913
DAVIS NY VENTURE A	Registered Investment Company Mutual Fund		2,904,444
AMERICAN FUNDS AMCAP R3	Registered Investment Company Mutual Fund		915,452
OPPENHEIMER GLOBAL A	Registered Investment Company Mutual Fund		2,354,145
T.ROWE PRICE GROWTH STOCK-ADV	Registered Investment Company Mutual Fund		3,173,436
PIMCO DIVERSIFIED INC FUND-A	Registered Investment Company Mutual Fund		374,909
J P MORGAN INTREPID VALUE FUND-A	Registered Investment Company Mutual Fund		810,157
DAVIS OPPORTUNITY FUND-A	Registered Investment Company Mutual Fund		594,205
GOLDMAN SACHS GROWTH & INCOME-A	Registered Investment Company Mutual Fund		662,640
J P MORGAN SMALL CAP EQUITE	Registered Investment Company Mutual Fund		198,139
BLACKROCK GLOBAL ALLOCATION	Registered Investment Company Mutual Fund		259,589
*FIXED FUND INSTITUTIONAL	Common Collective Trust		2,744,860
*J & J STOCK FUND	Employer Securities		8,483,219
*PARTICIPANT LOANS	Low-High Interest Rate 4.25% to 9.50%		2,929,364
		TOTAL	55,931,435

*Party-In-Interest

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*           Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp.
401(k) Profit Sharing Plan

Date: June 29, 2010	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator